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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              Amendment No. _____

                                HomeBase, Inc.
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                               (Name of Issuer)

                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)

                                  43738E 10 8
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                                (CUSIP number)

                               Herbert J. Zarkin
                              c/o HomeBase, Inc.
                             3345 Michelson Drive
                           Irvine, California 92612
                                 (949)442-5000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 3, 2001
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                               ---------------------
CUSIP No. 43738E 10 8                 Schedule 13D        Page  2 of 8  Pages
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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Herbert J. Zarkin
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF - See Item 3.
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e) [_]

 5    Not Applicable.
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,102,672/(1)/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,102,672/(1)/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,102,672/(1)/
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       ___________________

/1/Includes options to purchase 590,000 shares of Common Stock of the Issuer, which options are currently exercisable, and options to purchase 250,000 shares of Common Stock of the Issuer, which options will first become exercisable on April 4, 2001. Pursuant to SEC Rule 13d-3(d)(1)(i)(D), the percentage of common stock is based on 38,705,798 shares of common stock issued and outstanding as of February 3, 2001.

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4%
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      TYPE OF REPORTING PERSON*
14
      IN
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   CUSIP No. 43738E 10 8          Schedule 13D        Page 4 of 8 Pages
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ITEM 1(a).  NAME OF ISSUER:

     HomeBase, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The principal executive offices of the Issuer are located at 3345 Michelson Drive, Irvine, California 92612.

ITEM 1(c).  TITLE OF CLASS OF EQUITY SECURITIES:

     Common stock, par value $.01 per share (the "Common Stock").

ITEM 2(a)-(c), (f).  IDENTITY AND BACKGROUND:

     The Reporting Person is Herbert J. Zarkin, an individual United States citizen whose present principal employment is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer at the address listed above in Item 1(b) and the Chairman of the Board of Directors of BJ's Wholesale Club, Inc., a corporation headquartered at One Mercer Road, Natick, Massachusetts 01760.

ITEM 2(d).  CRIMINAL CONVICTIONS IN LAST FIVE YEARS:

     The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

ITEM 2(e).  CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:

     The Reporting Person has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The Reporting Person purchased 1,262,672 shares of the Issuer's Common Stock using his personal funds. The Reporting Person has received options to purchase 840,000 shares of the Issuer's Common Stock pursuant to the Issuer's stock incentive plans, which options are currently exercisable or will become exercisable within sixty days of the date of the event which requires filing of this Schedule 13D. See Item 6 below.

ITEM 4.     PURPOSE OF TRANSACTION:

     The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person's obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer's Common Stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person's review of his investment in the Issuer will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person's personal financial situation, need for and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Schedule 13D, the Reporting Person has no plans to purchase additional shares of Common Stock in the open
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   CUSIP No. 43738E 10 8          Schedule 13D        Page 5 of 8 Pages
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market but may engage in the future in periodic purchases or sales in the market or from time-to-time acquire additional shares of common stock under various employee benefit and compensation arrangements of the Issuer.


     Except as disclosed in forms, reports and documents filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, "Public Filings"), and except as may occur in the ordinary course of business of the Issuer, the Reporting Person in his individual capacity has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4, other than those disclosed in the Public Filings, and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5(a)-(b).  AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF COMMON STOCK:

     The responses to Items 7-11 and Item 13 of the cover page of this Schedule 13D are hereby incorporated by reference.

ITEM 5(c). TRANSACTIONS IN THE COMMON STOCK WITHIN LAST 60 DAYS:

     Except for the purchases of Common Stock of the Issuer set forth below and disclosed in the Form 4 filed with the Securities and Exchange Commission on January 3, 2001, the Reporting Person has not effected any transaction involving shares of Common Stock of the Issuer during the past sixty days.

Transaction Date            Amount of Common Stock Acquired            Price
----------------            -------------------------------            -----

December  6, 2000                      70,000                         $1.3750
December  7, 2000                      28,600                         $1.5000
December  7, 2000                       1,400                         $1.3750
December 12, 2000                      82,000                         $1.1875
December 13, 2000                      35,000                         $1.1250
December 14, 2000                      66,000                         $1.1250
December 15, 2000                      17,000                         $1.1250
December 18, 2000                      50,000                         $1.1250
December 19, 2000                      20,000                         $1.0625
December 19, 2000                      19,300                         $1.0000
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   CUSIP No. 43738E 10 8          Schedule 13D        Page 6 of 8 Pages
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December 20, 2000                      71,300                         $1.0000
December 20, 2000                      39,400                         $0.9375
December 21, 2000                      75,000                         $0.9375
December 22, 2000                     150,000                         $0.9375
December 22, 2000                      25,000                         $0.8750
December 28, 2000                      58,200                         $0.8125
December 29, 2000                      69,600                         $0.8125
December 29, 2000                     120,700                         $0.8750
December 29, 2000                       1,500                         $0.9375


ITEM 5(d).  RIGHTS OF ANY OTHER PERSON:

     Not applicable.

ITEM 5(e). DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF FIVE PERCENT OF COMMON STOCK:

     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     The Reporting Person holds options for the purchase of a total of 590,000 shares of the Common Stock of the Issuer granted pursuant to the Issuer's 1989 Stock Incentive Plan dated as of June 14, 1989 (the "1989 Stock Incentive Plan"). The Reporting Person also holds options for the purchase of a total of 500,000 shares of the Common Stock of the Issuer granted pursuant to the Issuer's 1997 Stock Incentive Plan dated as of July 27, 1997 (the "1997 Stock Incentive Plan"). These options include 250,000 options described in footnote
(1) to Items 7, 9 and 11 of the cover page of this Schedule 13D, as well as 125,000 options granted to the Reporting Person which are first exercisable on August 30, 2002 and 125,000 options which are first exercisable on August 30, 2003. Pursuant to the terms of the 1997 Stock Incentive Plan and the 1989 Stock Incentive Plan, in the event of a change of control of the Issuer, any theretofore unsatisfied conditions to the vesting of any stock options held by the Reporting Person shall be deemed immediately satisfied.

     To the best knowledge of the Reporting Person, other than as described herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer (other than standard default and similar provisions contained in loan agreements).
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   CUSIP No. 43738E 10 8          Schedule 13D        Page 7 of 8 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

     1.  1997 Stock Incentive Plan dated as of July 27, 1997./(2)/

     2. Nonstatutory Stock Option Agreement granted under the 1997 Stock Incentive Plan dated as of April 14, 2000.

     3. Nonstatutory Stock Option Agreement granted under the 1997 Stock Incentive Plan dated as of August 30, 2000.

     4.  1989 Stock Incentive Plan dated as of June 14, 1989./(3)/

     5. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of March 1, 1991.

     6. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of April 13, 1992.

     7. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of April 7, 1993.

     8. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of June 10, 1993.

     9. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of March 4, 1994.

     10. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of June 13, 1995.

     11. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of April 11, 1996.

     12. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of September 19, 1996.

     13. Non-Qualified Stock Option Certificate granted under the 1989 Stock Incentive Plan dated as of January 27, 1997.


          _________________________

  /2/ Previously filed as Exhibit 10.17 to the Issuer's Quarterly Report filed on Form 10-Q for the quarter ended July 26, 1997.

  /3/ Previously filed as Exhibit 10.2 to the Issuer's Quarterly Report filed on Form 10-Q for the quarter ended July 26, 1997.
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   CUSIP No. 43738E 10 8          Schedule 13D        Page 8 of 8 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001


                                                  /s/ Herbert J. Zarkin
                                               _______________________________
                                               Name:  Herbert J. Zarkin